Exhibit 99.1

EHang Holdings Limited Announced Appointment of Independent Director

GUANGZHOU, CHINA, May 28, 2020 /GlobeNewswire/ — EHang Holdings Limited (Nasdaq: EH) (“EHang” or the “Company”), the world’s leading autonomous aerial vehicle (“AAV”) technology platform company, today announced that Mr. Dongming Wu has been appointed as a new director to the Company’s board of directors (the “Board”), effective June 1, 2020. Mr. Dongming Wu will also serve as a member of the Board’s audit committee. The Board has reviewed the independence of Mr. Wu and determined that he satisfied the “independence” requirements under Rule 10A-3 of the United States Exchange Act of 1934 and Rule 5605 of the Nasdaq Stock Market Rules. Effective June 1, 2020, the Board’s audit committee will consist of three independent directors: Mr. Conor Chia-hung Yang, Mr. Dongming Wu and Mr. Haoxiang Hou.

Mr. Dongming Wu

Mr. Dongming Wu has served as a Managing Director of DHL-Sinotrans since May 2003. He also currently serves as the Chief Executive Officer of DHL Express China and a Global Management Board Member of DHL Express. DHL-Sinotrans, a leading international express company in China, is a joint venture between the global delivery and logistics giant DHL and Sinotrans. Mr. Wu has over 30 years of experience in the global delivery and logistics industry. He started his career at Sinotrans in July 1986, where he held various senior management positions and most recently served as the chairman of its supervisory board through March 2017. Mr. Dongming Wu received his bachelor’s degree in economics from Beijing International Studies University and his EMBA degree from the BiMBA Business School of the National School of Development at Peking University.

Mr. Huazhi Hu, EHang’s Founder, Chairman of the Board and Chief Executive Officer, commented, “We are greatly honored to have Mr. Wu to join us as our independent director. With Mr. Wu’s over 30 years’ valuable experience in the global delivery and logistics industry and in general business administration, we truly believe that having Mr. Wu on our Board will bring his valuable industry insights and international management experience, facilitate our strategical development, especially in respect of the air logistics business, and enhance the corporate governance of our company.”

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (AAV) technology platform company. Our mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (UAM) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

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Investor Contact: ir@ehang.com

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